

June 5, 2018

John R. Walter
Executive V. P., General Counsel and Secretary
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479

      Re: CVR Refining, LP
              Schedule TO-T
              Filed on May 29, 2018 by CVR Energy, Inc., et al.
              File No. 005-87162

Dear Mr. Walter,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Schedule TO

Item 4

1. Please advise us how the bidders have complied with this item to disclose the material terms of the transaction when the offer expiration date has apparently not been disclosed.

Item 10

2. Please provide us with a brief legal analysis that explains how the disclosure requirements under Item 10 have been satisfied. To the extent that the financial information required by Items 1010(a) and (b) of Regulation M-A is not printed and delivered to holders of the Common Units, it must be summarized in accordance with Item 1010(c) of Regulation M-A. See General Instruction 6 to Item 10 of Schedule TO.

3. Information required by Items 1010(a)(1)-(3) and (b) of Regulation M-A may be incorporated by reference into the Schedule TO, and not republished in the disclosure document distributed to security holders, only if such information is directly included as an exhibit to Schedule TO. See General Instruction F. The reference to "a copy" in that instruction is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please confirm that the exhibit list to Schedule TO will expressly include the original source of any information so incorporated, and not simply the associated prospectus and/or registration statement that may similarly incorporate by reference, unless either of those two sources contains the printed financial information.

Item 13

4. We noticed CVI and affiliated entities beneficially own approximately 69.8% of CVR Refining's outstanding Common Units and are expected to own 95% of such class assuming the maximum number of tenders is accepted. Please provide us with the legal analysis upon which the bidders ostensibly relied to conclude that the disclosure requirements under Rule 13e-3 were inapplicable. Given the disclosure regarding the absence of a requirement to pay a premium and corresponding obligation under the partnership agreement to offer to buy all remaining Common Units if any additional purchases are made once 80% of the outstanding Common Units have been acquired, please also address whether or not this tender offer constitutes the first step in a series of transactions that ultimately could produce one of the two specified going private effects. To the extent the bidders are relying upon the exception codified at Rule 13e-3(g)(2), please similarly provide us with a legal analysis briefly summarizing why the bidders believe the standards in that exception have been met.

We remind you that the bidders are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Julie M. Allen, Esq.